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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
                                 AMENDMENT NO. 1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
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                              SPECTRAN CORPORATION
                            (Name of Subject Company)

                            SEATTLE ACQUISITION INC.
                            LUCENT TECHNOLOGIES INC.
                                    (Bidders)
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                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
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                                    847598109
                      (CUSIP Number of Class of Securities)
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                             Pamela F. Craven, Esq.
                            Seattle Acquisition Inc.
                          C/o Lucent Technologies Inc.
                               600 Mountain Avenue
                          Murray Hill, New Jersey 07974
                                 (908) 582-8500
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
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                                   Copies to:

                             Irving L. Rotter, Esq.
                                 Sidley & Austin
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 906-2000

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                                  TENDER OFFER

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on July 21, 1999 with respect to the offer by Seattle Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Lucent Technologies Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares (the "Shares") of Common Stock, par value $.10 per share (the "Common Stock"), of SpecTran Corporation, a Delaware corporation (the "Company"), at $9.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1999 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.
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ITEM 10. ADDITIONAL INFORMATION.

1. The information set forth in Item 10(c) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

         On August 4, 1999, the Parent issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the purchase of the Shares pursuant to the Offer had expired. The full text of the press release is attached hereto as Exhibit
(a)(9).

2. The information set forth in Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

         On July 29, 1999, the plaintiff in Chase v. Harrison, et al., Civil Action No. 17312-NC, filed an Amended Class Action Complaint (the "Amended Complaint") the in Delaware Chancery Court. In the Amended Complaint, the plaintiff alleges, among other things, that (1) the proposed purchase price is inadequate; (2) the Company's Solicitation/Recommendation Statement on Schedule 14D-9 is misleading and omits material information in that it fails to disclose
(a) the Company's financial results for the second fiscal quarter ended June 30, 1999, (b) why the Company's projected financial results, as announced by the Company on May 28, 1999, did not warrant that a substantial premium be paid for the Company relative to the existing market price, (c) information concerning the identity of other bidders for the Company and the terms of any competing bids or expressions of interest, (d) the reasons for Lazard Freres & Co. LLC's determination that the merger was "fair", (e) the total amount of benefits that each of the Company's executive officers and directors will realize from the Merger, and (f) the value of the Company to the Parent and the benefits the Parent will derive from the Merger, including the equivalent amount that the Parent would have to spend to build the manufacturing capacity that it will be buying from the Company and that Parent had approved a higher purchase price; and (3) the board of directors of the Company breached its fiduciary duty to the stockholders of the Company to exercise due care, loyalty and candor. The Amended Complaint further alleges that the Parent aided and abetted the breach of fiduciary duty by the individual defendants. The foregoing is qualified in its entirety by reference to the Amended Complaint, a copy of which is filed as Exhibit (g)(1) which is incorporated by reference herein.

         Concurrent with the filing of the Amended Complaint, the plaintiff in Chase v. Harrison, et al. petitioned the Delaware Chancery Court for expedited discovery and the scheduling of a hearing on a preliminary injunction. A telephone conference call was held by the Delaware Chancery Court on July 30, 1999, at which time the court declined to permit expedited discovery and declined to schedule a hearing on a preliminary injunction. Instead, the court scheduled a hearing on August 13, 1999 to hear arguments as to whether an order temporarily restraining consummation of the Merger should be issued. This scheduled hearing was subsequently canceled when, by letter dated August 2, 1999, plaintiff's counsel withdrew the plaintiff's application for a temporary restraining order.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

         (a)(9)   Text of Press Release, dated August 4, 1999, issued by Parent.

         (g)(1) Amended Class Action Complaint, dated July 29, 1999, filed by Rhona Chase against Charles B. Harrison, Bruce A. Cannon, John
                  E. Chapman, Richard M. Donofrio, Raymond E. Jaeger, Lily K. Lai, Paul D. Lazay, Ira S. Nordlicht, Robert A. Schmitz, Spectran Corporation, and Lucent Technologies Inc., Civil Action No. 17312-NC, in the Court of Chancery in the State of Delaware in and for New Castle County.


SIGNATURES

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 1999

                               SEATTLE ACQUISITION INC.


                               By:     /s/ PAMELA F. CRAVEN
                                       Name: Pamela F. Craven
                                       Title: Vice President


                               LUCENT TECHNOLOGIES INC.


                               By:     /s/ PAMELA F. CRAVEN
                                        Name: Pamela F. Craven
                                        Title: Vice President-Law


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER   EXHIBIT DESCRIPTION

(a)(9)   Text of Press Release, dated August 4, 1999, issued by Parent.

(g)(1) Amended Class Action Complaint, dated July 29, 1999, filed by Rhona Chase against Charles B. Harrison, Bruce A. Cannon, John E. Chapman, Richard M. Donofrio, Raymond E. Jaeger, Lily K. Lai, Paul D. Lazay, Ira
         S. Nordlicht, Robert A. Schmitz, Spectran Corporation, and Lucent Technologies Inc., Civil Action No. 17312-NC, in the Court of Chancery in the State of Delaware in and for New Castle County.
























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